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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
1.   Name and Address of Reporting Person:
      William Freise, 2095 West 2200 South, West Valley City, UT 84119
2.   Issuer Name and Ticker or Trading Symbol:
     Powerball International, Inc. (PRBL)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 6/02
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: President and Chief Operating Officer
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person
TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 6/14/02
3. Transaction Code: P
4. Securities Acquired (A) or Disposed of (D): (A) 40,000 shares
5. Amount of Securities Beneficially Owned at End of Month: 92,850
6. Ownership Form:  Direct (D) or Indirect (I): (D) 92,300 (I) 550
7. Nature of Indirect Beneficial Ownership: Roth IRA

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Options
2. Conversion or Exercise Price of Derivative Security: $2.45
3. Transaction Date (Month/Day/Year): 6/26/02
4. Transaction Code: J
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
       (A) 75,000
6. Date Exercisable and Expiration Date (Month/Day/Year):
    Exercisable 6/26/02 Expiration 6/25/05
7. Title and Amount of Underlying Securities: Common Stock, 75,000
8. Price of Derivative Security: n/a (see explanation below)
9. Number of Derivative Securities Beneficially Owned at End of Month:
(i) 1,250 warrants at $6.00 per share exercisable 3/16/01 expiration 3/15/03
(ii) 75,000 options at $2.45 per share exercisable 6/26/02 expiration 6/25/05
(iii) 65,000 warrants at $4.50 per share exercisable 12/21/01 expiration
      12/20/06
10. Ownership Form of Derivative Security: Direct
11.  Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses: In Table I above, the 40,000 shares purchased by Mr. Freise were purchased pursuant to outstanding warrants exercisable at $1.00 per share. The warrants were transferred to Mr. Freise by an affiliate for no consideration. In Table II above, the second year of Mr. Freise's employment agreement was amended to cancel the issuance 10,000 shares of common stock and 65,000 warrants for the purchase of common stock at a price of $4.50 per share and replace them with the 75,000 options listed as acquired above.

Signature of Reporting Person: /S/William Freise
Date: 7/22/02